Exhibit 99.6
News release...
Date: 24 August, 2007
Ref: PR543g
Rio Tinto Shareholder Circulars — Offer for Alcan and Notices of Extraordinary General Meetings
Rio Tinto announces that Extraordinary General Meetings of Rio Tinto plc and Rio Tinto Limited are being convened for the purpose of approving the offer by a subsidiary of Rio Tinto plc for Alcan. Approval of the offer by the Rio Tinto shareholders will be sought by means of an ordinary resolution to be voted on under the joint electorate procedure.
The Extraordinary General Meeting of Rio Tinto plc will be held at 2.00 pm on 14 September 2007, at JPMorgan Cazenove, 20 Moorgate, London EC2R 6DA, United Kingdom.
The Extraordinary General Meeting of Rio Tinto Limited will be held at 12.00 pm on 28 September 2007, at the Latrobe Theatre, Melbourne Convention Centre, Cnr Flinders and Spencer Streets, Melbourne, Victoria 3000, Australia.
Circulars containing further information on the offer and a notice of Extraordinary General Meeting will be posted to shareholders of Rio Tinto plc and Rio Tinto Limited shortly.
Copies of the circular being posted to Rio Tinto plc shareholders are available for inspection at the UK Listing Authority’s Document Viewing Facility, which is located at:
UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Tel: (0) 20 7676 1000.
A copy of the circular and the notice of meeting being posted to Rio Tinto Limited shareholders will be available for viewing on the Australian Securities Exchange website at: www.asx.com.au
The circulars are available on Rio Tinto’s website; www.riotinto.com
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

The Sharing Agreement (the agreement relating to the regulation of the relationship between Rio Tinto plc and Rio Tinto Limited following the dual listed companies merger) provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both companies in similar ways. These are referred to as Joint Decisions. Joint Decisions are voted on a poll. To facilitate the joint voting arrangements, each company has entered into shareholder voting agreements. Each company has issued a Special Voting Share to a special purpose company held in trust by a common trustee. Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one company are voted at the parallel meeting of the other company.
For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations

Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Investor Relations	Investor Relations

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Deutsche Bank AG London, Sponsor to Rio Tinto

Anthony Burgess	Office: +44 (0)20 7545 8000

James Agnew	Office: +44 (0)20 7545 8000
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Additional information
The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.
The Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on September 24, 2007, unless extended. The Offer is subject to a number of conditions including valid acceptances by holders of not less than 66-2/3 per cent of Alcan shares on a fully diluted basis and the receipt of various governmental and regulatory approvals, certain of which the Offeror does not expect to receive prior to 24 September 2007. Accordingly, the Offeror currently intends to extend the Offer beyond 24 September 2007. The board of Rio Tinto has approved the transaction. The Offer is expected to close in the fourth quarter of 2007.
This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.
In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.
SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.
The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.
While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.
The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations departement, 19 le Parvis la Défense 7, 92073 Paris La Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument.
The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission on 2 August 2007. The offer document and the Belgian Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument.
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